Exhibit 7.2

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree, as of April 8, 2008, that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he knows or has reason to believe that such information is inaccurate.

/S/ MICHAEL W. COX
Name:	MICHAEL W. COX

/S/ JOHN GARGANA JR.

Name:	JOHN GARGANA JR.

/S/ BARRY LEVINE
Name:	BARRY LEVINE